Filed by Hypercom Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Hypercom Corporation
Commission File No.: 001-13521
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Final Transcript

Nov 17, 2010 / 02:00PM GMT, HYC — VeriFone Conference Call to Discuss Acquisition of Hypercom Corporation
CORPORATE PARTICIPANTS
William Nettles
VeriFone Holdings, Inc. — VP, Corporate Development & IR
Doug Bergeron
VeriFone Holdings, Inc. — CEO
Philippe Tartavull
Hypercom Corporation — President & CEO
CONFERENCE CALL PARTICIPANTS
Andrew Jeffrey
SunTrust Robinson Humphrey — Analyst
Darren Keller
Barclays Capital — Analyst
Robert Dodd
Morgan Keegan & Co. — Analyst
Hen Wong
Millennium Partners — Analyst
Bill Cavaler
Oscar Gruss — Analyst
Michael Bertle
Miller Tabak — Analyst
Zac Epshaw
Capstone Global Markets — Analyst
Caroline Cohen
Bank of America-Merrill Lynch — Analyst
Dan Perlin
RBC Capital Markets — Analyst
PRESENTATION

Operator
Good day, ladies and gentlemen and welcome to the VeriFone conference call to discuss the acquisition of Hypercom. My name is Chantelay and I will be your facilitator for today’s call. At this time, all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of this conference. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Mr. William Nettles, VP Corporate Development, IR, VeriFone. Please proceed, sir.

William Nettles — VeriFone Holdings, Inc. — VP, Corporate Development & IR
Good morning and welcome to this conference call to discuss our announcement earlier today of a definitive agreement for VeriFone Systems, Inc. to acquire Hypercom Corporation. Today’s call is being webcast with both audio and slides available via the link in the Investor Relations area of our website. The recording will be available on our website until November 24, 2010.
With me today are Doug Bergeron, CEO of VeriFone; Philippe Tartavull, CEO of Hypercom; and Bob Dykes, CFO of VeriFone. First, I want to remind everyone that VeriFone and Hypercom desire to take advantage of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain forward-looking statements in this conference call, including management’s view of future events and financial performance,

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Nov 17, 2010 / 02:00PM GMT, HYC — VeriFone Conference Call to Discuss Acquisition of Hypercom Corporation
are subject to various factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For a description of these factors, I refer you to our filings with the SEC. Any forward-looking statements speak only as of today and VeriFone and Hypercom are under no obligation to update these statements to reflect future events or circumstances.
In connection with the proposed transaction, VeriFone intends to file with the SEC a registration statement on Form S-4, along with a proxy statement of Hypercom relating to the proposed transaction. Investors are urged to read the Form S-4 and proxy statement and all amendments and supplements thereto and any other relevant documents filed with the SEC when they become available because they will contain important information. You will be able to obtain copies of the S-4 and proxy statement, as well as VeriFone’s other filings free of charge on the website maintained by the SEC at www.SEC.gov as they become available.
Company Secretary or by leaving a message for Investor Relations at 408-232-7979. You may obtain documents filed with the SEC by Hypercom free of charge by contacting Scott Tsujita at 480-642-5161.
VeriFone and Hypercom and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies [and] Hypercom stockholders in connection with the merger. Information about the directors and executive officers of VeriFone is set forth in the proxy statement of VeriFone’s annual 2010 annual meeting of stockholders filed with the SEC on May 19, 2010.
Information about the directors and executive officers of Hypercom is set forth in Hypercom’s annual report on Form 10-K filed with the SEC on March 12, 2010 and the proxy statement for Hypercom’s 2010 annual meeting with stockholders filed with the SEC on April 26, 2010. Investors may obtain additional information regarding [additional participants] by reading the Form S-4 and proxy statement for the merger when they become available.
During this presentation, your line will be in a listen-only mode. At the conclusion of today’s presentation, there will be a question-and-answer session. Instructions on how to signal for a question will be given by the moderator at that time. Now I would like to turn the call over to Doug Bergeron, CEO of VeriFone.

Doug Bergeron — VeriFone Holdings, Inc. — CEO
Thanks, William. I am very pleased to be on the phone today with Philippe Tartavull, CEO and President of Hypercom. As you will have seen from the press release we issued this morning, VeriFone and Hypercom announced that we have reached a definitive agreement under which VeriFone will acquire Hypercom. This transaction has been unanimously approved by the Boards of both companies and we are very pleased to have been able to reach an agreed transaction that we believe is a huge win for the shareholders of both companies, as well as their customers and our stakeholders.
Just to summarize the key terms, Hypercom shareholders will receive a fixed ratio of 0.23 shares of VeriFone common stock for each Hypercom share they own, equating to a value of $7.32 per Hypercom share based on last night’s closing price or an enterprise value of $485 million.
We will also assume Hypercom’s outstanding warrants, stock options and restricted stock awards. This transaction is expected to be solidly accretive to current VeriFone shareholders during the first 12 months of combined operations, excluding one-time costs.
Of course, the transaction is subject to Hypercom shareholder approval and customary regulatory approvals and we expect it to close in the second half of 2011. The transaction does not require approval from VeriFone shareholders.
As most of you know, VeriFone is a leading provider of technology solutions to the payments industry worldwide. Our customers are banks, retailers, petroleum companies, government entities and payment processors. Our wide-ranging suite of solutions includes devices to accept payment, security software, systems support, gateway services, as well as a fast-growing suite of other services offerings.
We have a significant position in most geographies and are seeing excellent growth in the United States, the rest of the Americas and throughout Asia. We also have significant positions in the UK, northern and eastern Europe, the Middle East and Africa.
Hypercom, of course, is known for its significant positions in central and southern Europe. With Hypercom’s complementary geographies, we will both bolster our global presence, expand our footprint in Continental Europe and create a leader in our space with truly global reach. This is also the right time for us to accelerate expansion into these important markets given the increasing demand for secure payment solutions. And Hypercom’s European business has reached an inflection point that we believe positions it and now VeriFone to benefit from more rapid growth.

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Nov 17, 2010 / 02:00PM GMT, HYC — VeriFone Conference Call to Discuss Acquisition of Hypercom Corporation
As many of our investors are aware, we have been working with various participants and would-be participants in the electronic payment, advertising and digital coupon space to enable new functionality as the industry migrates to credit cards residing in mobile phones and using contact technology to communicate with our systems. We believe this migration will open up significant new opportunities for us in the United States and with this merger, we will be able to accelerate the deployment of these technologies to mainland Europe.
Importantly, one of VeriFone’s key strategies, which has contributed significantly to our recent growth, is our focus on developing a unique services-driven business model. This focus has created new higher margin lines of businesses and it is driving a strong bias towards our traditional offerings where our services are being integrated.
By a acquiring Hypercom and gaining this presence in the Continental European market, we believe we are now uniquely positioned to expand the services-driven transformation that is underway in our North American business into Europe.
As I said in September when we publicly disclosed our interest in Hypercom, we anticipate that there are significant operating synergies that will come from eliminating product overlap and costs associated with product development, administration and sales in many markets.
VeriFone’s supply chain is world class and we are confident that we can bring significant supply efficiencies to the combined businesses. We intend to apply our recognized best practices across Hypercom.
As I noted at the beginning of my remarks, we expect this transaction to be solidly accretive to VeriFone shareholders. Specifically, we expect quarterly accretion reaching 15% during the first year of combined operations on a non-GAAP basis.
Given the geographic synergies I mentioned earlier, we do not anticipate any significant regulatory impediments to closing this transaction. With that, I would like to turn it over to Philippe.

Philippe Tartavull — Hypercom Corporation — President & CEO
Thank you, Doug. It is also my pleasure to be on the phone with the VeriFone team today. Over the past several years, Hypercom has endured a similar growth rate, primarily driven by complementary geographies and customers in Europe and India.
The two companies combine through print and payment industry expertise creating today a truly world-class company. The combination of which I believe will significantly benefit our shareholders.
I want to thank all Hypercom employees. Together, we have built great relationships and a great company that has grown revenue over the past three years from almost $290 million to nearly $450 million. I am especially proud of the growth we have achieved in the heart of Europe and more recently in Asia. And believe that by becoming a part of VeriFone, we will be able to accelerate that growth and help drive VeriFone towards being a global leader in payment solutions. We look forward to working with Doug and his team over the coming months to bring those two great companies together.

Doug Bergeron — VeriFone Holdings, Inc. — CEO
Thanks, Philippe. Again, we are pleased to be bringing Hypercom and more importantly Hypercom employees into the VeriFone family and we look forward to a long and productive future together. We will now open up the lines for a few questions. Operator, please proceed with the Q&A.
QUESTION AND ANSWER

Operator
(Operator Instructions). Andrew Jeffrey, SunTrust.

Final Transcript

Nov 17, 2010 / 02:00PM GMT, HYC — VeriFone Conference Call to Discuss Acquisition of Hypercom Corporation

Andrew Jeffrey — SunTrust Robinson Humphrey — Analyst
Hi, guys. Thanks for taking the question. Doug, you mentioned services opportunity in Europe. Could you elaborate a little bit as to where you think the greatest near-term opportunities are to penetrate Europe with some of the new services offerings you have?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
The whole payment ecosystem is changing. Merchants are looking to equip themselves with outsourced services that manage encryption, that manage gateways and provide additional functionality that has previously not been required, including capabilities around contact lists, smartphone activation, etc.
So entering into these services businesses requires a leading presence in the market and Hypercom has that in many markets and combined with us, we think we will be in a great position to offer those. It is not dissimilar to what you have seen happen to our business model in the United States over the last year or two.

Andrew Jeffrey — SunTrust Robinson Humphrey — Analyst
Specifically regarding encryption, the deal you announced recently with RSA and First Data seems to potentially create a standard in the US. Is that directly applicable in EMV markets too or does it look a little bit different in terms of the technology and the way you go to market with the offering?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
The offering is slightly different. There is an EMV version of our [N10] encryption solution now being rolled out. I would say that the need is still there. Perhaps it is not as loud because fraud and crime, cyber crime in EMV countries is not as acute as it is in magnetic stripe countries. But there is still a lot of data in the clear in an EMV-enabled environment and we think that N10 encryption does have a role there. We have a number of prospects already in discussions in the UK and elsewhere.

Andrew Jeffrey — SunTrust Robinson Humphrey — Analyst
Okay, just one last quick and I will jump back in queue. Does this affect any of your plans around [Gimalta]?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
No, not at all.

Andrew Jeffrey — SunTrust Robinson Humphrey — Analyst
Okay, nice job, guys. Thanks.

Operator
[Darren Keller], Barclays Capital.

Darren Keller — Barclays Capital — Analyst
Thanks, nice job, guys. Just a quick question on the revenue synergy opportunities. I think it was just touched on a bit by Andrew. Can you give us some ideas as to what other specific opportunities you see from a revenue standpoint? I think the 15% you quoted was probably on the cost side.

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Nov 17, 2010 / 02:00PM GMT, HYC — VeriFone Conference Call to Discuss Acquisition of Hypercom Corporation

Doug Bergeron — VeriFone Holdings, Inc. — CEO
Yes. We are not going to put our foot too far over the line on that, Darren. I think providers, large global providers with wider suites of solutions and intimate relationships with their customers can always have opportunities to upsell, sell more services, etc., but we have haven’t modeled too much of that.

Darren Keller — Barclays Capital — Analyst
All right. And then maybe just on the cost side, can you give us a little more granularity in terms of what exactly you see being able to cut out in terms of Hypercom’s operating expenses, what type of overlap?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
A lot of it is administration and just the costs of running a global company, but we are going to be very careful here. First and foremost is our relationship with customers and our relationship with those customers includes continued support of their very extensive and in many cases superior products. So we expect cost cuts to be in the background and not affect in any way the customer experience with VeriFone.

Darren Keller — Barclays Capital — Analyst
But I would imagine some of the manufacturing and some of the sales is probably — I would say you could find some efficiencies. Is that fair?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
Yes, that’s fair. As well, there is natural gross margin expansion opportunities when you put their supply chain into our supply chain. We are going to be dealing with a very significant provider of electronic payment solutions, one that will be able to, at all levels of the supply chain, in all areas of the supply chain, drive I think optimum productivity and optimum pricing from suppliers and there are some good opportunities there for sure.

Darren Keller — Barclays Capital — Analyst
All right, great. Last question on the sale of the US business or the divestiture potentially, is there any preliminary — have you actually had preliminary discussions with anyone on that just yet?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
We are not going to go into that. If there is news on that, it will be announced at a later date.

Darren Keller — Barclays Capital — Analyst
Okay, thanks, guys.

Operator
Robert Dodd, Morgan Keegan.

Robert Dodd — Morgan Keegan & Co. — Analyst

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Nov 17, 2010 / 02:00PM GMT, HYC — VeriFone Conference Call to Discuss Acquisition of Hypercom Corporation
Hi, guys. On the product timeline and funds for that plan, is there any color you can give us on that? Obviously there is going to be a lot of duplicative product. I mean is that going to be reviewed over a two-year timeframe post potential closing of the deal or do you have any plans that you can give on streamlining that set?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
No, none whatsoever. In fact, we have a long history, if you look back at the track record of VeriFone, of embracing acquired companies’ products and not only keeping them current, but glorifying them and enhancing them in many cases. So I think Hypercom customers should feel very comfortable about continuing to choose their products and invest in them and they will be well taken care of inside the VeriFone family.

Robert Dodd — Morgan Keegan & Co. — Analyst
Got it. And one other question if I can. On the Hypercom side on their services side, which is more the, particularly down in Brazil, the call center lower margin services type business, is it your intent to continue to focus on that in those markets and expand that or downplay that lower margin, kind of commodity service component?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
Again, we haven’t gotten to a level of analysis that would look at everything that both companies are doing today. It may turn out that things that are lower margin or commodity, as you say, wrap with other services that we currently provide could become higher value services that start looking pretty good on the P&L. So we will cross that bridge when we come to it, but I’m pretty comfortable that the business lines that Hypercom is in today are going to look good inside of VeriFone once we enjoy the benefits of the combination.

Robert Dodd — Morgan Keegan & Co. — Analyst
Okay, thanks.

Operator
[Hen Wong], Millennium Partners.

Hen Wong — Millennium Partners — Analyst
Hi, good morning, great job. Two quick questions. One is, Doug, you had considered either using all stock or maybe all cash. And I was just curious would you consider maybe buying back stock in the back end? Maybe not now, but at some point in the future to make the deal perhaps a little more accretive? And then number two is are you contractually obligated to divest the US business as you had promised?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
On your first question, that goes to a total look at our balance sheet and at our capitalization and the Board of VeriFone and management are keenly aware of the need to continue to optimize our capital structure. I think it is fair that once this acquisition is complete and integration is complete, we will be looking at that, but there is no decisions that have been made at the current time. We continue to be acquisitive. This is a transformative industry. There are other things that we think would fit well inside of VeriFone now or in the future. So we are not in the business of standing still here.
With respect to the US, I have to repeat what I said on the last call. We’d look — if required, we will divest the US piece and we will make announcements as announcements are available on that.

Operator

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Nov 17, 2010 / 02:00PM GMT, HYC — VeriFone Conference Call to Discuss Acquisition of Hypercom Corporation
[Bill Cavaler], Oscar Gruss.

Bill Cavaler — Oscar Gruss — Analyst
Hi, sort of along the similar lines on antitrust in Europe. Do you think that your filing will be with the EU or are they going to be country by country? And if it is country by country, do you know which countries you are going to need to file?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
We will be looking at all of the options there. We haven’t decided. In some cases, we have some latitude. In some cases, there is mandatory requirements on thresholds that will proceed really at the direction of the lawyers over the next month or two.

Operator
(Operator Instructions). Michael [Bertle], Miller Tabak.

Michael Bertle — Miller Tabak — Analyst
Thank you. My questions were answered.

Operator
(Operator Instructions). [Zac Epshaw], Capstone Global Markets.

Zac Epshaw — Capstone Global Markets — Analyst
Hi, good morning. Just to clarify, you mentioned a second half of 2011 close. That is a big timeframe. Is there any way you could maybe narrow down the timeframe or is it just still uncertain the timing of approvals and the filings?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
Yes, and largely it is due to the fact that we are dealing with Europe. And historically, some of the regulatory timeframes are a little longer than in the US. But both companies aim to close as soon as we possibly can and we will get to the finish line as soon as we can.

Zac Epshaw — Capstone Global Markets — Analyst
Okay. Is it that you are expecting potentially a Phase II at the [UC] or — I just want to clarify your —.

Doug Bergeron — VeriFone Holdings, Inc. — CEO
Again, we can’t speculate as to which regulatory bodies will have further questions. We will be complete and fulsome in our answers if there are questions and we will try to close this thing as quickly as we can.

Zac Epshaw — Capstone Global Markets — Analyst
Now as far as divestments are concerned, any kind of cap that you may have as far as the merger agreements are concerned?

Doug Bergeron — VeriFone Holdings, Inc. — CEO

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Nov 17, 2010 / 02:00PM GMT, HYC — VeriFone Conference Call to Discuss Acquisition of Hypercom Corporation
Yes, we are not going to make any comment on that this morning.

Zac Epshaw — Capstone Global Markets — Analyst
Okay. Thank you very much.

Operator
Caroline Cohen, Bank of America.

Caroline Cohen — Bank of America-Merrill Lynch — Analyst
Yes, good morning. I have got two questions. First of all, could you tell us what would be the marketshare in the US that you will have? And then in terms of selling product, would you expect to get a lower per share on the selling price of the payment terminals? Thank you.

Doug Bergeron — VeriFone Holdings, Inc. — CEO
In the US, we have committed to — if necessary, we would divest the business. I would note that the payment technology landscape is changing very quickly. There is a number of methodologies in which consumers and merchants can interact today. So I am not quite sure what the market is, so I’m not quite sure how to answer a marketshare question.
With respect to your second question, I absolutely do think that the combination of our businesses will give us supply chain efficiencies such that there will be an opportunity for continued pricing advantages for customers worldwide. But that will play out as we are able to enjoy some of the efficiencies of the combined business.

Caroline Cohen — Bank of America-Merrill Lynch — Analyst
Okay, okay. Maybe just a last question regarding the compact lifestyle business that you have touched base. Could you give us any kind of figures with respect to the potential growth of this market?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
Yes, that is a great question. As new payment modalities start to avail themselves, including things at Google and AT&T, Verizon and others have announced this week, we believe there will be a rapid need to re-equip the point of sale with not only contact that’s reader technology, but complex two-way communications and processing technology to turn the point of sale into a real point of experience for things like digital couponing and customer identification, etc.
What this all means is we think the point of sale is going to become a real point of activity over the next few years for the whole payment industry and the research and development requirements are going to be enormous on our side and we think the Hypercom merger is going to better help us plan for the future of the payment industry.

Caroline Cohen — Bank of America-Merrill Lynch — Analyst
Okay, thank you.

Operator
Dan Perlin, RBC Capital Markets.

Final Transcript

Nov 17, 2010 / 02:00PM GMT, HYC — VeriFone Conference Call to Discuss Acquisition of Hypercom Corporation

Dan Perlin — RBC Capital Markets — Analyst
Thanks, hey, Doug. I just had a couple kind of quick questions and this one is really more at a high level. I know people are trying to get to a detailed point. But why do you sound so confident that there is not an antitrust issue exclusive of the United States? Like when you think about it, is it the definition that you are using to think about the market now?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
Well, first of all, there is lots of competition around the world for providing things that we provide. There is — as I said in my earlier remarks, it turns out that Hypercom’s strengths are precisely in places where we are weak, particularly Continental Europe.
And to the premise of your question, yes, there is a number of ways that people can conduct themselves in a payment transaction with a merchant, not just through a traditional payment terminal. So we feel very comfortable and very confident that this is good for merchants, good for banks, good for consumers. And at the end of the day, we don’t believe any of the hurdles are going to be difficult to get through.

Dan Perlin — RBC Capital Markets — Analyst
Okay, and then just a clarification. You talk about the accretion of 15%. Just so I am clear, what you are saying by that is that, at some quarter in the back half of ‘11, you are going to have 15% accretion just in that one quarter, right? Not for the second half full year on a quarterly run rate?

Philippe Tartavull — Hypercom Corporation — President & CEO
What we meant by that is that, on a quarterly run rate, after we have gone through the integration and things are working smoothly, which could be sometime after the close, we would expect to get 15% accretion.

Dan Perlin — RBC Capital Markets — Analyst
Okay, 15% accretion on an annualized basis? So let’s just say the second half of the year, you close this in the third quarter. We are really thinking about ‘12 getting 15% accretion?

Doug Bergeron — VeriFone Holdings, Inc. — CEO
I would say it will be accretive very quickly likely, but not absolutely in the first quarter. But you should expect 15% accretion on a quarterly basis very soon after closing this transaction.

Dan Perlin — RBC Capital Markets — Analyst
Okay, that’s excellent. And then can you remind us the size of the US business at Hypercom? Do you have any relative profitability statistics? I thought there were pretty focused on the ISO channel.

Doug Bergeron — VeriFone Holdings, Inc. — CEO
Again, we are not going to talk about some of the sub-elements of the Hypercom business. Just let that be what it is.

Dan Perlin — RBC Capital Markets — Analyst
Okay, fair enough. Thanks, guys.

Doug Bergeron — VeriFone Holdings, Inc. — CEO

Final Transcript

Nov 17, 2010 / 02:00PM GMT, HYC — VeriFone Conference Call to Discuss Acquisition of Hypercom Corporation
Okay, that’s it. Thanks, everyone, to any Hypercom employees listening today, thank you for your patience and your support. Do a great job, go out and sell as much product as you can and show the enthusiasm that we have for this transaction to your customers and to your other employees and things will be great when it gets done. So thanks, everyone. Bye-bye.

Operator
Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a wonderful day.

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